

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

<u>**Via E-Mail**</u>

Barbara L. Borden, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

      Re: **Viela Bio, Inc.**
              Amended Schedule TO-T filed February 26, 2021, by Teiripic Merger
                Sub, Inc., et. al.
              SEC File No. 005-91167

Dear Ms. Borden:

We have reviewed your filing and have the following comment.

<u>Amended Schedule TO</u>

1.   We note your response to prior comment 1. We further note that the exhibits required to be filed in connection with a Schedule TO are set forth in Item 1016 of Regulation M-A and that the provisions of Item 601(b)(2) of Regulation S-K are not available for the current transaction. Thus, please file the unredacted exhibits.

    Please direct any questions to me at (202) 551-3619.

              Sincerely,

              <u>/s/ Daniel F. Duchovny</u>
              Daniel F. Duchovny
              Special Counsel
              Office of Mergers and Acquisitions